April 10, 2009

Re:	ORIX Corporation Form 20-F for the Fiscal Year Ended March 31, 2008 Filed July 2, 2008 File No. 1-14856

Pradip Bhaumik, Esq.

Special Counsel

Office of Global Security Risk

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr.Bhaumik:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated March 31, 2009, relating to the Form 20-F of ORIX Corporation (the “Company”) for the fiscal year ended March 31, 2008.

Regarding our responses to your comments, the Company recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

SEC Comment Letter Questions and Company Responses:

1.	We note on pages 12, 21, 25, 29, 30, and 34 of your Form 20-F that you operate and intend to expand in the Middle East, a region that is generally understood to include Iran, Syria, and Sudan. In addition, we are aware of January 2007 and October 2008 news reports indicating that you have a joint venture with Majid Al Futtaim Group to launch JCB credit cards in the Middle East and North Africa. Moreover, we are aware of August and October 2008 news reports and the announcements on Majid Al Futtaim Group’s website on the impending projects of Majid Al Futtaim Group in Iran and Syria. Iran, Syria, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether through joint ventures, affiliates, or other direct or indirect arrangements. Your response should describe any products, technology, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Although ORIX Group (“ORIX”) has expanded its business into the Middle East, we do not do any business in Iran, Syria or Sudan, nor are we aware of any business contacts with Iran, Syria or Sudan or any other country identified by the U.S. Department of State as state sponsors of terrorism.

As reported on October 15, 2008, we entered into a joint venture with Majid Al Futtaim Group and JCB to establish a credit card business in Dubai, but the credit card membership is restricted to individuals living within the United Arab Emirates (“UAE”). We have no intention of expanding our business into the territories of any state sponsor of terrorism.

2.	Please discuss the materiality of any contacts with Iran, Syria, and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Sudan.

Response:

ORIX Corporation has not previously, and does not now, conduct business in, or with the governments of, Iran, Syria, and Sudan. If we have any contacts with entities from any of those countries, those contacts would be incidental to the operation of our credit card business joint venture with Majid Al Futtaim Group and JCB (for example for the credit card purchase of airline tickets or other transactions incidental to travel by a UAE resident cardholder for travel from the UAE to a listed country) and of a de minimus nature. Since we do not have any assets in, and do not recognize any income deriving from operations associated with, Iran, Syria and Sudan, and because the Emergency Economic Powers Act exempts from sanctions transactions ordinarily incident to travel so that our American competitors may lawfully engage in similar contacts, we do not believe that our operations would constitute an investment risk on either a qualitative or quantitative basis, and would be unlikely to have an impact on a reasonable investor’s investment decision.

Should you have any further questions or require any additional information regarding the foregoing, please do not hesitate to contact the undersigned.

Best regards,

/s/ Tadao Tsuya
Tadao Tsuya Executive Officer

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